SEC Form 3
FORM 3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0104 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Penske, Gregory W. (Last) (First) (Middle) 3534 N. Peck Road (Street) El Monte, CA 91731 (City) (State) (Zip) United States	2. Date of Event Requiring Statement (Month/Day/Year) July 05, 2000 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Issuer Name and Ticker or Trading Symbol ALLTEL Corporation AT 5. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer Other Officer/Other Description	6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Individual Filing Joint/Group Filing
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form : (D) Direct (I) Indirect (Instr. 5)	4. Nature of Beneficial Ownership (Instr. 5)
Common Stock	92 (1)	D
Common Stock	300	I	By Trust (2)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

(over)
SEC 1473 (3-99)

Penske, Gregory W. - July 2000
Form 3 (continued)
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (DE) | (ED)	3. Title and Amount of of Underlying Security (Instr. 4)	4. Conversion or Exercise Price	5. Ownership Form (D) Direct or (I) Indirect (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
Non-Qualified Stock Option	(3) | 07/05/2010	Common Stock - 10,000	$62.1875	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ __________________ ** Signature of Reporting Person Date Gregory W. Penske Page 2 SEC 1473 (3-99)

Penske, Gregory W. - July 2000
Form 3 (continued)
FOOTNOTE Descriptions for ALLTEL Corporation AT

Form 3 - July 2000

Gregory W. Penske
3534 N. Peck Road

El Monte, CA 91731
Explanation of responses:

 (1)   These shares were issued under a directors stock compensation plan adopted on January 28, 1999, qualifying under Rule 16b-3(c) and are subject to a substantial risk of forfeiture until January 1, 2001.
(2)   Reporting Person is sole trustee of trust of which Reporting Person's immediate family members are individual beneficiaries.
(3)   Options become exercisable on the day immediately preceding the date of the first issuer annual meeting of stockholders followng the effective date of the option grant.

Page 3